                                                                        Ex. 99.1

Risk Factors

      Set forth below are the risks that the Company believes are material to investors who purchase or own the securities of the Company that are not otherwise described in this Annual Report on Form 10-K.

There Can Be No Assurance that the Company Will Effectively Manage Growth

      The Company intends to pursue an aggressive growth strategy in the foreseeable future. The Company plans to manage this growth by applying its experience to new properties and markets, and expects to be successful in that effort. If the Company does not effectively manage its rapid growth, however, it may not be able to service its debt or pay expected dividends to its stockholders.

The Company is Dependent on Key Personnel

      The Company depends upon the efforts of its executive officers. In particular, the Company depends upon the services of William Newman, Arnold Laubich and Gary B. Sabin, who serve as Chairman of the Board, Chief Executive Officer, and President of the Company, respectively. The loss of the services of any of these executive officers or of certain other key personnel could have a material adverse effect on the Company. William Newman has entered into an agreement to provide consulting services to the Company through December 31, 2003, with two automatic one-year renewal periods thereafter unless terminated by either party. Arnold Laubich and Gary B. Sabin have each entered into employment agreements which have terms through December 31, 2002, with automatic one-year renewal periods thereafter unless terminated by either party. In addition, the Company has entered into employment agreements with certain of its other executive officers. The Company has not obtained "key man" insurance with respect to any members of its executive management team, however, and does not expect that it will purchase such insurance in the foreseeable future.

Performance and Share Value are Subject to Risks Associated With the Real Estate Industry

      The Company Faces the Risks of All Real Estate Companies. If the Company's assets do not generate income sufficient to pay expenses and maintain properties, it may not be able to service debt or pay expected dividends to stockholders. A number of factors may adversely affect the economic performance of the Company and the value of its properties. These factors include changes in the national, regional and local economic climate, local conditions, such as an oversupply of space in properties like those owned by the Company, or a reduction in demand for such properties, the attractiveness of its properties to tenants, competition from other available properties, changes in market rental rates and the need to periodically repair, renovate and relet space. The Company's performance also depends on its ability to collect rent from tenants and to pay for adequate maintenance, insurance and other operating costs (including real estate taxes), which could increase over time. Also, the expenses of owning and operating a property are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the property. If a property is mortgaged and the Company is unable to make the mortgage payments, the lender could foreclose on the mortgage and take the property. In addition, interest rate levels, the availability of financing and changes in laws and governmental regulations (including those governing usage, zoning, the environment and taxes) may adversely affect the Company's financial condition.

      The Company is Dependent upon Economic Trends in the Retailing Industry. The Company's properties consist largely of community and neighborhood shopping centers and other retail properties. The Company's performance therefore is linked to economic conditions in the market for retail space
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 generally. The market for retail space has been or could be adversely affected by the ongoing consolidation in the retail sector, the adverse financial condition of certain large retailing companies, the excess amount of retail space in certain markets, and increasing consumer purchases through catalogues or the internet. To the extent that these conditions impact the market rents for retail space, the Company's financial position and ability to service debt and pay dividends to stockholders could be adversely affected.

      The Company May be Unable to Renew Leases or Relet Space as Leases Expire. If the Company's tenants decide not to renew their leases upon expiration, it may not be able to relet the space. Even if the tenants do renew or the Company can relet the space, the terms of renewal or reletting (including the cost of required renovations) may be less favorable than current lease terms or than expectations for the space. As of December 31, 1998, leases were scheduled to expire on a total of approximately 35% of the space at the Company's retail properties through the end of 2002. If the Company is unable promptly to renew the leases or relet this space, or if the rental rates upon renewal or reletting are significantly lower than expected rates, then the results of operations and financial condition may be adversely affected. Consequently, cash flow and ability to service debt and pay dividends to stockholders could be adversely affected.

      The Company is Dependent Upon the Financial Health of its Tenants. The Company's financial position and ability to pay dividends may be affected by financial difficulties experienced by a major tenant, including a bankruptcy, insolvency or general downturn in business. The bankruptcy or insolvency of one or more major tenants or a number of smaller tenants may have an adverse impact on the Company's properties and on the income produced by such properties. As of December 31, 1998, the Company's largest retail tenants were Kmart and Wal-mart, whose scheduled annualized base rents represented 5.1% and 3.5%, respectively, of the Company's total annualized base rents.

      New Acquisitions and Developments May Fail to Perform as Expected and Competition for Acquisitions May Result in Increased Prices for Properties. The Company intends to continue actively acquiring and developing community and neighborhood shopping centers, other retail and commercial properties and apartment communities. Newly acquired and newly developed properties may fail to perform as expected. The Company's management may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position. New developments are subject to a number of risks, including construction delays, cost overruns, financing risks, failure to meet expected occupancy and rent levels, delays in and the inability to obtain zoning, occupancy and other governmental permits, and changes in zoning and land use laws. These development risks may result in increased project costs and the incurrence of costs for developments that are not pursued to completion. Additionally, the Company expects that other major real estate investors with significant capital will compete with it for attractive investment and development opportunities. These competitors include publicly traded REITs, private REITs, investment banking firms and private institutional investment funds. This competition has increased prices for the types of properties in which the Company invests. The Company expects to acquire and develop properties with cash from secured or unsecured financings or from offerings of equity or debt. The Company may sometimes acquire properties with partnership units from a partnership that it controls. The Company may not be in a position or have the opportunity in the future to make suitable property acquisitions or to develop properties on favorable terms.

      Because Real Estate Property Investments are Illiquid, the Company May Not be Able to Sell Properties When Appropriate. Real estate property investments generally cannot be sold quickly. In addition, the federal tax code imposes restrictions on a REIT's ability to dispose of properties. The Company may not be able to vary its portfolio promptly in response to economic or other conditions. This
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 inability to respond promptly to changes in economic or other conditions could adversely affect the Company's financial condition and ability to service debt and pay dividends to stockholders.

      Some Potential Losses are Not Covered By Insurance. The Company carries comprehensive liability, fire, extended coverage and rental loss insurance on all of its properties. The Company believes the policy specifications and insured limits of these policies are adequate and appropriate. There are, however, certain types of losses, such as lease and other contract claims, that generally are not insured. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose all or a portion of the capital it has invested in a property, as well as the anticipated future revenue from the property. In such an event, the Company might nevertheless remain obligated for any recourse mortgage debt or other financial obligations related to the property.

Debt Financing, Financial Covenants, Degree of Leverage and Increases in Interest Rates Could Adversely Affect the Company's Economic Performance

      Scheduled Debt Payments Could Adversely Affect the Company's Financial Condition. The Company's business is subject to risks normally associated with debt financing. Cash flow could be insufficient to pay expected dividends to stockholders and meet required payments of principal and interest. The Company may not be able to refinance existing indebtedness (which in virtually all cases requires substantial principal payments at maturity) and, even if it can, the terms of such refinancing might not be as favorable as the terms of existing indebtedness. The total principal amount of the Company's outstanding indebtedness was $1.1 billion as of December 31, 1998. If principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, cash flow may not be sufficient in all years to repay all maturing debt. If prevailing interest rates or other factors at the time of refinancing (such as the possible reluctance of lenders to make commercial real estate loans) result in higher interest rates, increased interest expense would adversely affect cash flow and the Company's ability to service debt and pay expected dividends to stockholders.

     Financial Covenants Could Adversely Affect the Company's Financial Condition. If a property is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the holder of the mortgage or lender could foreclose on the property, resulting in loss of income and asset value. Certain of the mortgages contain customary negative covenants which, among other things, limit the Company's ability, without the prior consent of the lender, to further mortgage the property, to enter into new leases or materially modify existing leases, and to discontinue insurance coverage. In addition, credit facilities and the indentures under which the Company's senior unsecured indebtedness is issued contain certain financial and operating covenants, including, among other things, certain coverage ratios, as well as limitations on the Company's ability to incur secured and unsecured indebtedness, sell all or substantially all of the Company's assets and engage in mergers and consolidations and certain acquisitions. Foreclosure on mortgaged properties or an inability to refinance existing indebtedness would likely have a negative impact on the Company's financial condition and results of operations.

      The Company's Degree of Leverage Could Limit Its Ability to Obtain Additional Financing. The Company's organizational documents do not contain any limitation on the incurrence of indebtedness. The degree of leverage of the Company could have important consequences, including affecting the ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes and making the Company more vulnerable to a downturn in business or the economy generally.
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      The Company is Subject to Interest Rate Risk. Increases in interest rates, or the loss of the benefits of any hedging agreements of the Company, would increase the Company's interest expense, which would adversely affect cash flow and the Company's ability to service its debt and pay dividends to stockholders. As of December 31, 1998, the Company had $200.5 million outstanding under two unsecured revolving credit facilities under which advances bear interest at floating interest rates. One is a $250 million credit facility that expires in December 1999, and the other is a $50 million credit facility that expires in November 1999. As of December 31, 1998, the Company also had approximately $170 million in floating rate notes and mortgages outstanding, with $49 million maturing in August 1999, $40 million maturing in May 2000, $10 million maturing in August 2000 and approximately $71 million maturing in various amounts not exceeding $10 million each on various dates from July 1999 to February 2013. The Company was not a party to any hedging agreements with respect to its floating rate debt as of December 31, 1998. In the event of a significant increase in interest rates, the Company would consider entering into hedging agreements with respect to all or a portion of its floating rate debt. Although hedging agreements would enable the Company to convert floating rate liabilities to fixed rate liabilities, they would expose the Company to the risk that the counterparties to such hedge agreements may not perform, which could increase the Company's exposure to rising interest rates. Generally, however, the counterparties to hedging agreements that the Company would enter into would be major financial institutions. The Company may borrow additional money with floating interest rates in the future. Increases in interest rates, or the loss of the benefits of any hedging agreements that the Company may enter into in the future, would increase the Company's interest expenses, which would adversely affect cash flow and the ability of the Company to service its debt. If the Company enters into any hedging agreements in the future, decreases in interest rates thereafter would increase the Company's interest expenses as compared to the underlying floating rate debt and could result in the Company making payments to unwind such agreements.

The Ability of Stockholders to Effect Changes in Control of the Company is
Limited

      Provisions of the Company's Charter and Bylaws Could Inhibit Changes in Control. Certain provisions of the Company's charter and bylaws may delay or prevent a change in control of the Company or other transactions that could provide stockholders with a premium over the then-prevailing market price of their common stock or that might otherwise be in the best interests of the stockholders. These include a staggered Board of Directors, a stockholder rights plan and the REIT share ownership limits described two paragraphs below. Also, any future series of preferred stock of the Company may have certain voting provisions that could delay or prevent a change of control or other transaction that might involve a premium price or otherwise be in the best interests of the common or other stockholders.

      The Company Could Adopt Maryland Law Limitations on Changes in Control. Certain provisions of Maryland law applicable to REITs prohibit "business combinations" (including certain issuances of equity securities) with any person who beneficially owns ten percent or more of the voting power of outstanding shares, or with an affiliate of the REIT who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the outstanding voting shares (a so-called "interested stockholder"), or with an affiliate of an interested stockholder. These prohibitions last for five years after the most recent date on which the interested stockholder became an interested stockholder. After the five-year period, a business combination with an interested stockholder must be approved by two super-majority stockholder votes unless, among other conditions, the REIT's common stockholders receive a minimum price for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its common shares. The Board of Directors of the Company has opted out of these business combination provisions. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to a business combination involving the Company. The Board of Directors may, however, repeal this election in most cases and cause the Company to become subject to these provisions in the future.

      The Company Has a Share Ownership Limit. To facilitate maintenance of the Company's REIT qualification and for other strategic reasons, the Company's charter generally prohibits any person from acquiring or holding shares of the Company's preferred and common stock in excess of 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of each class or series of stock of the Company. The Company's Board of Directors may exempt a person from this ownership limit under specified conditions. Absent an exemption or a waiver, shares of stock that are purportedly transferred in excess of the ownership limit will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the purported transferee will not acquire any rights in such shares. This ownership limit could delay or prevent a change in control of the Company and, therefore, could adversely affect the common stockholders' ability to realize a premium over the then-prevailing market price for their shares.

The Company Does Not Control its Development Business

     To facilitate maintenance of its REIT qualification, the Company has an investment in a noncontrolled company that is engaged in the real estate development business, EDV. Although the Company owns 95% of the economic interest in EDV, its voting stock is owned directly or indirectly by a private company controlled by certain of the Company's executive officers. The Company therefore does not control the timing or amount of dividends or the management and operations of this company. As a result, decisions relating to the declaration and payment of dividends and the business policies and operations of this company could be adverse to the Company's interests or could lead to adverse financial results, which could adversely affect the Company's financial condition and results of operations.

Certain Directors and Executive Officers Have Conflicts of Interest Involving Legacy

     Certain of the Company's directors and officers continue to serve as directors and officers of Legacy, which Excel spun off in March 1998. As of December 31, 1998, these individuals held 10,227,046 shares of common stock of Legacy, which equaled approximately 31% of the currently outstanding shares, and held options to acquire another 3,162,000 shares. The Company and Legacy currently are parties to agreements providing for: (i) the orderly separation of the Company and Legacy; (ii) the sharing of certain facilities and the provision of management and administrative services by the Company to Legacy; and (iii) the allocation of certain tax and other liabilities. Conflicts may arise with respect to the operation and effect of these agreements and relationships, which could have an adverse effect on the Company if not properly resolved. In this regard, the certificate of incorporation of Legacy contains a specific purpose clause providing that Legacy's purpose includes complying with an intercompany agreement between the Company and Legacy as long as the agreement remains in effect. The agreement prohibits Legacy from investing in community and neighborhood shopping centers, power centers, malls or other conventional retail properties, unless it has first offered to Excel (now the Company) the opportunity to pursue such investments.

Environmental Problems are Possible and Can Be Costly

      Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at such property. The owner or operator may have to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. Such laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of contaminants. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site.

      Environmental laws also govern the presence, maintenance and removal of asbestos. Such laws require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos, that they notify and train those who may come into contact with asbestos and that they undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. Such laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

The Market Value of the Company's Publicly Traded Securities Can Be Adversely Affected by a Number of Factors

      Changes in Market Conditions Could Adversely Affect the Market Price of the Company's Publicly Traded Securities. As with other publicly traded securities, the value of the Company's publicly traded securities depends on various market conditions, which may change from time to time. Among the market conditions that may affect the value of its publicly traded securities are the following: the extent of institutional investor interest in the Company; the reputation of REITs generally; the reputation of REITs with portfolios similar to the Company's; the attractiveness of the securities of REITs in comparison to other securities (including securities issued by other real estate companies); the Company's financial condition and performance; and general economic and financial market conditions.

      The Company's Earnings and Cash Dividends Will Affect the Market Price of its Publicly Traded Securities. The Company believes that the market value of a REIT's equity securities is based primarily upon the market's perception of the REIT's growth potential and its current and potential future cash dividends, and is secondarily based upon the real estate market value of the underlying assets. For that reason, the Company's common stock may trade at prices that are higher or lower than the net asset value per share. To the extent the Company retains operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of its underlying assets, may not correspondingly increase the market price of the Company's shares. Failure to meet the market's expectations with regard to future earnings and cash dividends likely would adversely affect the market price of the Company's publicly traded equity securities.

      Market Interest Rates May Have an Effect on the Value of the Company's Publicly Traded Securities. One of the factors that investors consider important in deciding whether to buy or sell shares of a REIT is the dividend rate on such shares (as a percentage of the price of such shares) relative to market interest rates. If market interest rates go up, prospective purchasers of REIT shares may expect a higher dividend rate. Higher interest rates would not, however, result in more dividends and, in fact, likely would increase borrowing costs and potentially decrease funds available for dividends. Thus, higher market interest rates could cause the market price of the Company's publicly traded securities to go down.

The Company is Dependent on External Sources of Capital

      To qualify as a REIT, among other things, the Company must distribute to its stockholders each year at least 95% of its REIT taxable income (excluding any net capital gain). Because of these distribution requirements, the Company likely will not be able to fund all future capital needs, including capital for acquisitions, with income from operations. The Company therefore will have to rely on third-party sources of capital, which may or may not be available on favorable terms or at all. The Company's access to third-party sources of capital depends on a number of things, including the market's perception of its growth potential and its current and potential future earnings. Moreover, additional equity offerings may result in substantial dilution of stockholders' interests, and additional debt financing may substantially increase leverage.

The Company's Classification as a REIT is Dependent on Compliance with Federal Income Tax Requirements

      Failure of the Company to Qualify as a REIT Would Have Serious Adverse Consequences to Stockholders. The Company believes that its predecessor companies, the Trust and Excel, qualified for taxation as REITs for federal income tax purposes since their first elections to be taxed as REITs for the taxable years ended July 31, 1972 and December 31, 1987, respectively. The Company plans to continue to operate the combined company so that it meets the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. The determination that the Company is a REIT requires an analysis of various factual matters and circumstances that may not be totally within the Company's control. For example, to qualify as a REIT, at least 95% of the Company's gross income must come from certain sources that are itemized in the REIT tax laws. The Company is also required to distribute to stockholders at least 95% of its REIT taxable income (excluding capital gains). The fact that the Company holds certain of its assets through partnerships and their subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize the Company's REIT status. Furthermore, Congress and the Internal Revenue Service might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult, or impossible, for the Company to remain qualified as a REIT. The Company does not believe, however, that any pending or proposed tax law changes would jeopardize its REIT status.

      If the Company fails to qualify as a REIT, the Company would be subject to federal income tax at regular corporate rates. Also, unless the IRS granted the Company relief under certain statutory provisions, the Company would remain disqualified as a REIT for four years following the year the Company first failed to qualify. If the Company failed to qualify as a REIT, the Company would have to pay significant income taxes and would therefore have less money available for investments, debt service and dividends to stockholders. This likely would have a significant adverse affect on the value of its securities. In addition, the Company would no longer be required to pay any dividends to stockholders.

      The Company Could be Disqualified as a REIT or Have to Pay Taxes if its Predecessor Companies Did Not Qualify as REITs. If either the Trust or Excel, whose businesses were combined in the Merger on September 28, 1998 to form the Company, failed to qualify as a REIT throughout the duration of its existence, it might have had undistributed "C corporation earnings and profits." If that were the case and the Trust or Excel did not distribute such earnings and profits prior to the Merger, the Company might not qualify as a REIT. The Company believes that each of the Trust and Excel qualified as a REIT and that, in any event, neither the Trust nor Excel had any undistributed "C corporation earnings and profits" at the time of the Merger. If either the Trust or Excel failed to qualify as a REIT, it would have recognized taxable gain at the time of the Merger (and the Company would be liable for the tax on such gain). This would be the case even though the business combination qualified as a "tax-free reorganization," unless the Company makes a special election that is available under current law. The Company will make such an election with respect to each of the Trust and Excel. This election will have the effect of requiring the

Company, if the Trust or Excel was not qualified as a REIT, to pay corporate income tax on any gain existing at the time of the business combination on assets acquired in the combination if such assets are sold within 10 years after the combination. Finally, if either the Trust or Excel did not qualify as a REIT, the Company could be precluded from electing REIT status for up to four years after the year in which the predecessor company failed to qualify if the Company were determined to be a "successor" to that predecessor company.

There Can Be No Assurance That the Company Will Be Successful in Integrating Two Previously Separate Companies

      The Merger took place in September 1998. There can be no assurance that the remaining integration of the respective operations of the Trust and Excel will be completed without substantial difficulties. Such difficulties could include integrating different business strategies with respect to owning, operating, acquiring and developing real estate properties, and integrating personnel with different business backgrounds and corporate cultures. Further, the process of integrating management services, administrative organizations, facilities, management information systems and other aspects of operations, while simultaneously managing a larger and geographically expanded entity, will present a significant challenge to the management of the Company. There can be no assurance that there will not be substantial costs associated with the integration process, that the integration activities will not result in a decrease in revenues or that there will not be other material adverse effects on the Company as a result of the integration efforts. Although the Company does not expect to incur any current material charge against earnings for integration costs resulting from the Merger, there can be no assurance that the Company will not in the future incur material charges to reflect costs associated with the Merger.

Failure to Obtain Year 2000 Compliance May Have Adverse Effects on the Company

      Many currently installed computer systems, software products, time clocks and other similar devices of the Company are coded to accept only two digit entries in the date code field. The Company needs to have these date code fields upgraded or recoded to accept four digit entries to distinguish 21st century dates from 20th century dates. Uncertainty exists concerning the potential effects associated with compliance with such "Year 2000" requirements. In addition, even if the Company's equipment and software is Year 2000 compliant, equipment and software used by suppliers or other third parties having a material relationship with the Company (e.g., utilities, financial institutions, major tenants, suppliers, governmental agencies and municipalities) may not be Year 2000 compliant.